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18001478

SEC
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FEB 28 2018

Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larkspur Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, Suite 1005
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Mayer Jr. 212-376-5790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, Robert C. Mayer Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larkspur Capital Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/23/18

Managing Director

Title

Notary Public 2/23/18

Jason M. Froehlich
Notary Public, State of New York
No. 01FR6285240
Qualified in New York County
Commission Expires July 01 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARKSPUR CAPITAL CORPORATION

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Larkspur Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Larkspur Capital Corporation as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Larkspur Capital Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Larkspur Capital Corporation's management. Our responsibility is to express an opinion on Larkspur Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Larkspur Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Larkspur Capital Corporation's financial statements. The supplemental

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

information is the responsibility of Larkspur Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

We have served as Larkspur Capital Corporation's auditor since 2010.

East Hanover, New Jersey
February 23, 2018

LARKSPUR CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	19,144
Prepaid expenses		5,131
Office equipment - at cost, less accumulated depreciation of $ 25,058		4,858
	$	29,133
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	10,999
Stockholders' equity		
Common stock, no par value, authorized 200 shares, 100 shares issued and outstanding		10,000
Additional paid-in capital		1,570,365
Accumulated deficit		(1,562,231)
		18,134
	$	29,133

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

Revenues		
Interest income	$	2
Expenses		
General and administrative		1,543
Professional fees		23,780
Office		13,980
Consulting fees		10,448
Regulatory fees		8,831
Depreciation expense		1,296
		59,878
Net Loss	$	(59,876)

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock			Additional Paid-in	Accumulated Deficit	Total
Balance, January 1, 2017	100	$	10,000	$ 1,534,365	$ (1,502,355)	$ 42,010
Contributions			-	36,000	-	36,000
Net loss			-	-	(59,876)	(59,876)
Balance, December 31, 2017	100	$	10,000	$ 1,570,365	$ (1,562,231)	$ 18,134

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities		
Net loss	$	(59,876)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		1,296
Changes in assets and liabilities		
Accounts Receivable		20,000
Prepaid expenses		1,690
Accrued expenses		(2,121)
Net cash used in operating activities		(39,011)
Cash flows from financing activities		
Capital contributions		36,000
Net decrease in cash		(3,011)
Cash, beginning of year		22,155
Cash, end of year	$	19,144

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Larkspur Capital Corporation (the "Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") operating as a placement agent, specializing in private placements of securities and financial advisory services.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Concentration of Credit Risk for Cash
The Company maintains its cash and cash equivalent balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Revenue Recognition
Investment banking fees are recorded on an accrual basis. Fees received in advance of services rendered are deferred until earned. Other revenues represent interest income received in 2017.

Depreciation
Depreciation of office equipment is computed on the straight-line basis over the estimated useful lives of the respective assets over five years.

Income Taxes
The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is includable by the stockholders on their individual income tax returns. The Company makes no provision for Federal income tax and New York State income taxes. New York City does not recognize S corporation status, and therefore provisions are made for New York City general corporation tax, as applicable.

2 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. As of December 31, 2017 the Company had net capital of $8,145 which exceeded requirements by $3,145. The ratio of aggregate indebtedness to net capital was 1.35 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

3 – LIQUIDITY

The Company historically has had operating losses and negative cash flows from operations. Furthermore, the Company had no revenues in 2017. Together, these factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes current cash on hand coupled with a projected success fee of approximately $87,000 in 2018 is sufficient to support operations through the twelve months subsequent to the filing date. Management believes that it will be successful in obtaining capital required to meet obligations in the future, which will provide sufficient cash flows for operations. The Company has and expects to continue to obtain financing from the current stockholders of the Company through additional capital raises. In addition, to the extent that the Company is unsuccessful in its plans, the Company will implement appropriate cost cutting measures to ensure continued operations. Management's plan alleviates doubt about the Company's ability to continue as a going concern.

4 – RECENT ACCOUNTING DEVELOPMENTS

Revenue from Contracts with Customers (ASC 606)
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance, and continues to evaluate their potential impact on the results of operations and disclosures. The Company plans to adopt ASU No. 2014-09, effective January 1, 2018. At this time, the Company intends to apply the standard using the full retrospective method of adoption. The Company's implementation process is currently in progress. The initial analysis documenting the considerations for each revenue stream and areas that will be impacted by the new guidance is substantially complete. As a result of the evaluation performed, the Company does not expect there will be changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions, and will provide further updates in future periods.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2017

LARKSPUR CAPITAL CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Computation of net capital		
Stockholders' equity	$	18,134
Deductions and/or charges		
Non-allowable assets		9,989
Net capital	$	8,145
Computation of aggregate indebtedness		
Accrued expenses	$	10,999
Aggregate indebtedness	$	10,999
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	733
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	3,145
Excess net capital at 120 percent	$	2,145
Ratio - Aggregate indebtedness to net capital		1.35 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part III of Form X-17A-5, as of December 31, 2017.

See report of independent registered public accounting firm.

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Larkspur Capital Corporation

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report From SEC Rule 15c3-3, in which (1) Larkspur Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Larkspur Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Larkspur Capital Corporation stated that Larkspur Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Larkspur Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Larkspur Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

East Hanover, New Jersey

February 23, 2018

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

LARKSPUR CAPITAL
CORPORATION

Assertions Regarding Exemptions Provisions

We, as member of the Management of Larkspur Capital Corporation (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provide by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Larkspur Capital Corporation".

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2017 through December 31, 2017.

LARKSPUR CAPITAL CORPORATION

By:

Robert C. Mayer, Jr. – Managing Director

February 16, 2018